Filed by General Motors Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933

                              Subject Companies: Hughes Electronics Corporation
                                                     General Motors Corporation
                                                 Commission File No. 333-105851
                                                 Commission File No. 333-105853


GM Stockholders Give Strong Approval To Split-Off Of Hughes

NEW YORK - General Motors Corp. (NYSE: GM, GMH) announced today that its stockholders have approved transactions that will result in the split off of its subsidiary, Hughes Electronics Corp., and the acquisition of 34 percent of Hughes common stock by News Corp. (NYSE: NWS, NWS.A). An overwhelming percentage of GM stock voted in response to GM's Consent Solicitation Statement was in support of the transactions.

Of the stockholders who participated in the solicitation, approximately 94 percent of the GM $1-2/3 par value common stock and approximately 94 percent of the GM Class H stock was voted in support of the proposals. With respect to the combined vote of both classes of stockholders, more than 94 percent of those votes were cast in support of each proposal.

More than 60 percent of GM $1-2/3 par value common stock and more than 74 percent of GM Class H stock was voted in support of each of the proposals presented in the consent solicitation statement. More than 65 percent of the combined vote of both classes of stockholders was in favor of each proposal.

Detailed data regarding the consents given with respect to each of the six proposals relating to the transactions will be presented in GM's third quarter report on Form 10-Q to be filed with the Securities and Exchange Commission in November, and will appear on the SEC's website, www.sec.gov. The transactions remain subject to certain regulatory clearances, including anti-trust clearance from the U.S. Department of Justice and action by the U.S. Federal Communications Commission. GM currently expects to complete the transactions in late 2003 or early 2004.



In connection with the proposed transactions, on August 21, 2003, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and The News Corporation Limited ("News Corporation") filed definitive materials with the Securities and Exchange Commission ("SEC"), including a Definitive Consent Solicitation Statement of GM on Schedule 14A, a Registration Statement of Hughes on Form S-4 and a Registration Statement of News Corporation on Form F-4 that contain a consent solicitation statement of GM, a prospectus of Hughes and a prospectus of News Corporation. Investors and security holders are urged to read these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. These materials and other relevant materials (when they become available) and any other documents filed by GM, Hughes or News Corporation with the SEC, may be obtained for free at the SEC's website, www.sec.gov. In addition, the definitive materials contain information about how to obtain transaction-related documents for free from GM.


This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.



Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, Hughes and/or News Corporation to differ materially, many of which are beyond the control of GM, Hughes or News Corporation include, but are not limited to, the following: (1) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (2) the effects of legislative and regulatory changes; (3) an inability to retain necessary authorizations from the FCC and (4) other risks described from time to time in periodic reports filed by GM, Hughes or News Corporation with the SEC. Those other risks relating to Hughes include, but are not limited to the performance of Hughes satellites. You are urged to consider statements that include the words "will", "expects", or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.